Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES THIRD QUARTER FINANCIAL RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2007

•                  18.3% Increase in Quarterly Disposable Protective Apparel Revenue to $ 6.2 Million

•                  Company Anticipates Long-term Growth in this Segment with New Channel Strategy in Place

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona — November 7, 2007, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the third quarter and nine months of fiscal 2007, the period ended September 30, 2007.

Consolidated sales for the third quarter ended September 30, 2007 increased 4.0% to $9.3 million from $8.9 million in the comparable quarter in 2006. The increase was primarily due to increased sales of Disposable Protective Apparel and Infection Control products, partially offset by a decrease in Engineered Product sales. Sales for the Disposable Protective Apparel segment for the quarter increased 18.3% to $6.2 million compared to $5.2 million for the same period of 2006. The increase is primarily attributable to increased sales to cleanroom and industrial distributors and to a lesser extent to increased sales to the Company’s largest distributor.  Infection Control segment sales for the quarter increased 2.6% to $1.5 million compared to $1.4 million for the same period of 2006.  Both Mask and Shield sales in this segment were up slightly during the third quarter of 2007. Engineered Products segment sales for the quarter decreased by 28.7% to $1.4 million compared to $2.0 million for the same period of 2006. The decrease is primarily related to a 40.8% decrease in sales of house wrap, partially offset by a 3.3% increase in sales of roof underlayment.  The decrease relates to a change in the Company’s distribution strategy, in which the Company decided to move forward on a non-exclusive basis with its former distributor, which led the distributor to source product from other suppliers and to ultimately discontinue purchasing from Alpha Pro Tech. In addition, the downturn in the housing market hurt sales, primarily the house wrap line, as fewer houses are being built and distributors are keeping inventories low.

Al Millar, President of Alpha Pro Tech commented, “The positive impact of the change in our distribution strategy for our Disposable Protective Apparel segment is reflected in the double digit sales growth in the third quarter year over year.  This change in strategy has enabled us to gain additional market share as we develop relationships with other industrial and cleanroom distributors.  We are greatly encouraged by the acceptance of our product line by our expanded distribution channel.  We see this as a strong positive indicator and are optimistic that we can continue to diversify sales in this key growth area.  In addition, we continued our Engineered Products marketing efforts, which are primarily focused on our REX Synfelt™ roof underlayment.  We expect significant growth from this product line in 2008 as our pipeline of new customers continues to expand.  Since the formation of our internal sales team, we have increased our distribution opportunities and anticipate increased revenue from these efforts as we move into 2008.  We also expect that our house wrap sales should start to improve in 2008 as we sign up new distributors and as our vendor agreement with ABC Supply Co. and its division, Amcraft Building Products ramps up.  This has started off very slowly due to a weak housing market but we expect it to start to gain traction in early 2008 as depleted inventories will need to be replenished.”

Gross profit increased by 7.1% to $4.4 million for the third quarter 2007, or 47.2% gross profit margin, from $4.1 million, or 45.9% gross profit margin, for the same period in 2006. Gross profit margin on the Engineered Products segment continued to improve in the third quarter of 2007 and although the gross profit margin in the Engineered Products segment remains considerably lower than the overall company margin, management expects continual improvement in 2007.

Selling, general and administrative expenses increased by 11.9% to $2.9 million for the third quarter 2007 from $2.6 million for the same quarter last year.  Expenses in the quarter are the lowest this year although still up quarter over quarter from the year-ago period. The increase was primarily due to increased travel to Asia and increased expenses in the Engineered Products segments for employee compensation, sales compensation and marketing and general expenses.

Income from operations decreased by $21,000, or 1.6%, to $1,332,000 for the third quarter of 2007 as compared to income from operations of $1,353,000 for the same quarter last year due to the increase in SG&A expenses partially offset by an increase in gross profit. Income before provision for income taxes for the third quarter was $1,488,000 compared to $1,400,000 last year, an increase of 6.3%. The provision for income taxes for the third quarter was $572,000 compared to $518,000 for the third quarter of 2006. The effective tax rate was 38.4% for the quarter ended September 30, 2007 and was 37.0% for the same quarter of 2006.

Net income for the quarter was $916,000, or $0.04 per basic and diluted share (based on 25.6 and 25.6 million shares, respectively) compared to net income of $882,000, or $0.04 per basic and diluted share (based on 24.1 and 25.1 million shares, respectively) for the third quarter of 2006.

Net sales for the first nine months of 2007 were $27.5 million, an increase of 2.6% compared to net sales of $26.8 million last year. Gross profit for the first nine months was $12.8 million, or 46.7% gross profit margin, compared to gross profit of $12.4 million, or 46.1% gross profit margin last year. Selling, general and administrative expenses were $9.6 million, an increase of 21.8% compared to SG&A expenses of $7.8 million for the first nine months of last year. Income from operations for the nine months was $2.9 million, a decrease of 30.0% compared to income from operations of $4.2 million last year. Net income for the first nine months of 2007 was $2.0 million, or $0.08 per basic and fully diluted share (based on 25.2 and 25.6 million shares, respectively) compared to net income of $2.7 million, or $0.11 per basic and fully diluted share (based on 24.1 and 25.1 million shares, respectively) for the same period last year.

The balance sheet continued to remain strong with a current ratio of 13.3 to 1 on September 30, 2007. The Company completed the quarter with cash and cash equivalents of $4.2 million and working capital of $23.0 million. Inventories during the quarter totaled $13.9 million, up 9.1% compared to inventories as of December 31, 2006.  Inventory for the Engineered Product segment is up for the year but is relatively flat since the end of the first quarter 2007. The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

Consolidated Income Statements (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2007	2006	2007	2006
Net sales	$9,308,000	$8,952,000	$27,501,000	$26,802,000

Cost of goods sold, excluding depreciation and amortization	4,913,000	4,847,000	14,671,000	14,433,000

Gross margin	4,395,000	4,105,000	12,830,000	12,369,000

Expenses:
Selling, general and administrative	2,949,000	2,635,000	9,557,000	7,849,000
Depreciation and amortization	114,000	117,000	349,000	340,000

Income from operations	1,332,000	1,353,000	2,924,000	4,180,000

Other income
Equity in income of unconsolidated affiliates	128,000	36,000	194,000	16,000
Interest, net	28,000	11,000	58,000	22,000

Income before provision for income taxes	1,488,000	1,400,000	3,176,000	4,218,000

Provision for income taxes	572,000	518,000	1,216,000	1,561,000

Net income	$916,000	$882,000	$1,960,000	$2,657,000

Basic net income per share	$0.04	$0.04	$0.08	$0.11

Diluted net income per share	$0.04	$0.04	$0.08	$0.11

Basic weighted average shares outstanding	25,626,172	24,117,694	25,240,202	24,093,373

Diluted weighted average shares outstanding	25,636,151	25,150,523	25,630,223	25,058,964

BALANCE SHEET HIGHLIGHTS

	September 30th	December 31st
	2007	2006
Cash	$4,187,000	$1,837,000
Total Current Assets	$24,907,000	$22,297,000
Net Property and Equipment	$3,365,000	$3,355,000
Total Assets	$29,685,000	$26,852,000

Total Current Liabilities	$1,876,000	$2,679,000
Total Liabilities	$2,634,000	$3,372,000
Shareholder’s Equity	$27,051,000	$23,480,000
Total Liabilities and Equity	$29,685,000	$26,852,000